UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING
 no

SEC FILE NUMBER 001-37603

CUSIP NUMBER 090655408

(Check one):  [X] Form 10-K [   ] Form 20-F [   ] Form 11-K [   ] Form 10-Q [   ] Form 10-D [   ] Form N-CEN
             [   ] Form N-CSR

For Period Ended:  December 31, 2020
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
For the Transition Period Ended: __________________________

Read Instruction (on back) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION

BIORESTORATIVE THERAPIES, INC.
Full Name of Registrant

Former Name if Applicable

40 Marcus Drive
Address of Principal Executive Office (Street and Number)

Melville, New York 11747
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported on the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2020, on such date, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of New York (the “Bankruptcy Filing”).
During the period leading up to the Bankruptcy Filing and until the effective date of the amended joint plan of reorganization of November 16, 2020 (the “Effective Date”), the Company was principally engaged in addressing bankruptcy-related matters. Since the Effective Date, the Company’s financial, accounting and administrative personnel and consultants have devoted substantially all of their time to the preparation and filing with the SEC of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 18, 2021, and the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2020, which was filed with the SEC on March 29, 2021.
The Company’s financial, accounting and administrative personnel and consultants are currently preparing the Company’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2020 and September 30, 2020.
As a result of the increased burdens placed upon the Company’s financial, accounting and administrative staff and consultants, as described above, the Company will not be able to timely file its Annual Report on Form 10-K for the year ended December 31, 2020.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Lance Alstodt	(631) 760-8100
	(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
[  ] Yes     [ X  ] No

See PART III – NARRATIVE.
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [  ] Yes   [   ] No    See below.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

Reference is made to PART III – NARRATIVE.

BIORESTORATIVE THERAPIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2021	By:	/s/ Lance Alstodt
Lance Alstodt
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).